Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrown.com

Peter Schultz
Direct Tel (312) 701-8477
Direct Fax (312) 706-8202
pschultz@mayerbrown.com

August 5, 2010

Cicely LaMothe Branch Chief Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549
Re:	RFMC Tactical Advisors Fund, LP Form 10-K for the year ended 12/31/2009Filed on 3/31/2010 File No. 000-53529

Dear Ms. LaMothe:

On behalf of Ruvane Fund Management Corporation, a registered commodity pool operator and the general partner of RFMC Tactical Advisors Fund, LP (the “Partnership”), I am writing in response to your letter dated July 29, 2010 in which you noted two items in the Form 10-K for the year ended 12/31/2009 (the “Form 10-K”) for the Partnership filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2010.  Your comments are set forth in bold type below with the response to each in normal type.  Terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K.

Item 9A(T). Controls and Procedures

1.
Please confirm that your conclusion regarding the effectiveness of your disclosure controls and procedures was as of the end of the period covered by the report.  Reference is made to Item 307 of Regulation S-K.  In addition please show us the disclosure you will include in future filings to address this issue.

We confirm that the conclusion regarding the effectiveness of the disclosure controls and procedures was as of the end of the period covered by the Form 10-K.

Set forth below is the language that will be included in future filings to address this issue (new language has been underlined):

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Mayer Brown llp
Cicely LaMothe
August 5, 2010
Page 2

“The Partnership’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including the principal of the General Partner (who serves as the principal executive officer and financial officer of the Partnership), to allow for timely decisions regarding required disclosure and appropriate SEC filings. The principal of the General Partner (who serves as the principal executive officer and financial officer of the Partnership) evaluated the effectiveness of the design and operation of the Partnership’s disclosure controls and procedures (as defined in Rule 13(a)-15(e) under the Securities Exchange Act of 1934, as amended), which are designed to ensure that the Partnership records, processes, summarizes and reports in a timely and effective manner the information required to be disclosed in the reports filed with or submitted to the Securities and Exchange Commission.

Based upon that evaluation, the General Partner has concluded that the Partnership’s disclosure controls and procedures were effective as of the end of the period covered by this report in timely alerting the General Partner to material information related to the Partnership that is required to be included in the Partnership’s periodic filings with the SEC.

There were no changes in the Partnership’s internal controls during the fourth quarter of (report year) that have materially affected or are reasonably likely to affect the Partnership’s internal control over financial reporting.”

Financial Statement and Notes

General

2.	We note you indicate that you are a smaller reporting company. Given this designation and your limited partnership structure, please clarify how you have complied with Rule 8-07 of Regulation S-X.

It was our understanding that in periodic reports, it was not necessary for the balance sheet of the general partner to be filed.  During the period we were preparing to file the Form 10-K for the year ended 2008 we addressed this issue.  At that time the Commission’s Financial Manual contained the following entry:

“2805.8                      Periodic Reports – Age of Financial Statements

Generally, limited partnership interests are only sold in connection with an offering.  Therefore, inclusion of general partners’ balance sheet is not mandatory in periodic reports.  However, where investors are likely to be influenced by the financial condition of the general partner because of a general partner’s commitment, intent or implication to fund cash flow deficits or provide other direct or indirect financial assistance, the general partner’s balance sheet should be filed.”

It was our understanding that the requirements for smaller reporting companies were not meant to be more onerous than for non-accelerated filers.  This understanding is consistent with the guide dated January 25, 2008 titled “Changeover to the SEC’s New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies A Small Entity Compliance Guide” (the “Guide”) which states on page 11:

“Smaller reporting companies may choose to comply with scaled or non-scaled financial and non-financial item requirements on an item-by-item basis in any one filing.  Where the smaller reporting company requirement is more rigorous, however, the company must meet the more rigorous standard.  Currently, the smaller reporting company requirements under Item 404 of Regulation S-K are the only place where the scaled requirements can be more rigorous than the larger company standard.” (underline added)

I also placed an informal telephone call into the SEC Accounting Office to confirm our understanding.  I spoke to Ms. Dorsey and she stated that the Commission was not going to make smaller reporting companies do more than companies operating under the rest of Regulation S-X with respect to this.

We also believe that our understanding is consistent with industry practice.  We did an informal search on the EDGAR database of Forms 10-K filed for the year ended December 31, 2009 of smaller reporting companies that were also investment funds formed as limited partnerships.  Of the nine limited partnerships we found, only two included a balance sheet for the general partner in their Forms 10-K.

In connection with your comment letter, we again consulted the SEC’s Financial Reporting Manual and see that as of March 31, 2010 it provides the following:

“Smaller Reporting Companies:

S-X 8-07 requires the balance sheet of the general partner under certain circumstances. SAB 113 did not change S-X 8-07. Registrants should comply with this rule or, if they believe that there is a basis, request relief in writing from CF-OCA.

Mayer Brown llp
Cicely LaMothe
August 5, 2010
Page 3

Registrants other than Smaller Reporting Companies:

a. Oil and gas companies can rely on SAB 113 and do not need to request the staff’s concurrence to exclude the balance sheet of the general partner; and

b. Likewise, non oil and gas companies do not need to request the staff’s concurrence to exclude the balance sheet of the general partner.”

While the Partnership has not yet requested relief from the CF-OCA in writing, the Partnership believes that the granting of such relief would be appropriate in this circumstance because the general partner of the Partnership does not have any commitment, intent or reasonable possibility that it will fund cash flow deficits or provide other direct or indirect financial assistance to the Partnership.

Alternatively, since the Partnership in the Form 10-K basically provided all of the disclosures required of non-accelerated filers, the Partnership would be willing to amend its Form 10-K to show it as a non-accelerated filer and to follow the disclosure regulations applicable to non-accelerated filers, which is substantially what it has done in the Form 10-K.

Based on the nature of the general partner’s relationship to the Partnership as discussed above, we do not believe that it is necessary to file a general partner balance sheet in the Partnership’s periodic reports.  We are willing to take either of the alternatives offered above (seek relief from CF-OCA or file an amended Form 10-K and future periodic reports as a non-accelerated filer) as may be appropriate.

I hereby acknowledge on behalf of the Partnership that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *
Sincerely,

Peter Schultz

cc:	Robert L. Lerner